UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*

ACCESS TO MONEY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872636105
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue — 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

September 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23962Q100	Page 2 of 10

1		NAMES OF REPORTING PERSONS
LC Capital Master Fund, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,997,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,997,903
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,997,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.4%
14		TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 23962Q100	Page 3 of 10

1		NAMES OF REPORTING PERSONS
Lampe, Conway & Co., LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14		TYPE OF REPORTING PERSON (see instructions)
OO, IA

CUSIP No. 23962Q100	Page 4 of 10

1		NAMES OF REPORTING PERSONS
Steven G. Lampe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14		TYPE OF REPORTING PERSON (see instructions)
IN, HC

CUSIP No. 23962Q100	Page 5 of 10

1		NAMES OF REPORTING PERSONS
Richard F. Conway
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14		TYPE OF REPORTING PERSON (see instructions)
IN, HC

CUSIP No. 23962Q100	Page 6 of 10

Item 1.  Security and Issuer.

This Amendment No. 5 to Schedule 13D, which amends the Amendment No. 4 to Schedule 13D dated September 22, 2008, relates to the shares of common stock of Access to Money, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 and Rule 13d-2, as applicable, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 1101 Kings Highway N, Suite G100, Cherry Hill, NJ 08034.

Item 2.  Identity and Background.

(a)           This Amendment No. 5 to Schedule 13D is being filed by Lampe, Conway & Co., LLC (“LC&C”), the investment manager of LC Capital Master Fund, Ltd. (the “Master Fund”), the Master Fund, Steven G. Lampe (“Lampe”), a managing member of LC&C, and Richard F. Conway (“Conway”), a managing member of LC&C (LC&C, the Master Fund, Lampe and Conway, collectively the “Reporting Persons”).

(b)           The principal business address for each of LC&C, Lampe and Conway is:

680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

(c)           The principal business of the Master Fund is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management.

LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the shares by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the shares.  LC&C disclaims beneficial ownership of the shares except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares by virtue of LC&C’s indirect control of the Master Fund and LC&C’s power to vote and/or dispose of the shares.  Each of Lampe and Conway disclaims beneficial ownership of the shares except to the extent of his respective pecuniary interest, if any, therein.

(d), (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 23962Q100	Page 7 of 10

(f)           The place of organization or citizenship, as applicable, of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 3, 2010, the Reporting Persons acquired 9,750,000 shares of common stock of the Issuer (the “Shares”) pursuant to an Exchange Agreement between the Master Fund and the Issuer (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, the Master Fund received the Shares in exchange for (i) promissory notes, dated as of April 18, 2008, payable by the Issuer to the Master Fund in the aggregate principal amount of $9,900,000, (ii) a common stock purchase warrant, dated as of February 8, 2008, pursuant to which the Master Fund was entitled to purchase 2,500,000 shares of common stock of the Issuer, and (iii) a common stock purchase warrant, dated as of April 18, 2008, pursuant to which the Master Fund was entitled to purchase 11,250,000 shares of common stock of the Issuer.  The Exchange Agreement is described in more detail in Item 6 below and the Issuer’s Form 8-K filed on September 10, 2010.

Item 4.  Purpose of Transaction.

This Schedule 13D is being amended as the Reporting Persons have entered into the Exchange Agreement pursuant to which the Reporting Persons acquired 9,750,000 shares of common stock of the Issuer and disposed of warrants to purchase an aggregate of 13,750,000 shares of common stock of the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the common stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in items (a) through (f) of the preceding paragraph) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional shares or may determine to sell or otherwise dispose of all or some of its holdings of shares.

CUSIP No. 23962Q100	Page 8 of 10

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a), (b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 10,997,903 shares, constituting 33.4% of the shares of the Issuer based upon 32,915,675* shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 10,997,903 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 10,997,903 shares.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 11,124,903 shares, constituting 33.8% of the shares of the Issuer based upon 32,915,675* shares outstanding as of the date of this filing.

LC&C has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 11,124,903 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 11,124,903 shares.

LC&C specifically disclaims beneficial ownership in the shares of common stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 11,124,903 shares, constituting 33.8% of the shares of the Issuer based upon 32,915,675* shares outstanding as of the date of this filing.

Lampe has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 11,124,903 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 11,124,903 shares.

Lampe specifically disclaims beneficial ownership in the shares of common stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 11,124,903 shares, constituting 33.8% of the shares of the Issuer based upon 32,915,675* shares outstanding as of the date of this filing.

Conway has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 11,124,903 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 11,124,903 shares.

CUSIP No. 23962Q100	Page 9 of 10

Conway specifically disclaims beneficial ownership in the shares of common stock reported herein except to the extent of his pecuniary interest therein, if any.

*The number of outstanding shares is based on the 22,279,011 shares the Issuer reported outstanding as of August 11, 2010, adjusted to include the 10,636,664 shares issued as described in the Issuer’s Form 8-K filed September 10, 2010.

(c)           The Reporting Persons did not effect any transactions in the securities of the Issuer during the past 60 days other than those described in this Amendment No. 5.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this Schedule 13D.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 3, 2010, the Issuer repaid $6.75 million of principal due on the $9.9 million Senior Secured Notes (the “2008 Notes”) payable to the Master Fund.  Further, on September 3, 2010, the Master Fund and LC&C entered into an Amended and Restated Loan and Security Agreement with the Issuer (the “Amended and Restated Loan Agreement”), pursuant to which the 2008 Notes were amended and restated (the “2010 Secured Notes”).  The 2010 Secured Notes issued to the Master Fund have a principal amount of $3.15 million, and are secured by substantially all of the Issuer’s assets, subject to a lien on all such assets in favor of Sovereign Bank.  Pursuant to the Amended and Restated Loan Agreement, so long as LC&C owns at least 7,000,000 shares of common stock, it will be entitled to appoint three designees to serve on the board of directors of Access to Money, Inc., and so long as it owns at least 4,000,000 shares of common stock, it will be entitled to appoint one designee to serve on the board of directors.

In connection with the Amended and Restated Loan Agreement, the Master Fund and the Issuer entered into the Exchange Agreement, pursuant to which the Master Fund received 9,750,000 shares of common stock of the Issuer in exchange for the 2008 Notes and warrants held by the Master Fund to purchase an aggregate of 13,750,000 shares of common stock of the Issuer.

The Amended and Restated Loan Agreement and the Exchange Agreement are described in more detail in the Issuer’s Form 8-K filed on September 10, 2010.  Other than the Amended and Restated Loan Agreement and the Exchange Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

The Joint Filing Agreement, by and among the Reporting Persons, dated September 22, 2008, and filed as an exhibit to Amendment No. 4 to Schedule 13D, dated September 22, 2008, is incorporated herein by reference.

CUSIP No. 23962Q100	Page 10 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2010

LC CAPITAL MASTER FUND, LTD.

By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Director

LAMPE, CONWAY & CO., LLC

By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

By:	/s/ Steven G. Lampe
Name: Steven G. Lampe

By:	/s/ Richard F. Conway
Name: Richard F. Conway